Mail Stop 3561

      							October 5, 2005

Via U.S. Mail and Fax
Mr. David Shorey
Chief Financial Officer
Cell Wireless Corporation
4625 East Broadway, Suite 203
Tucson, AZ  85711

	RE:	Cell Wireless Corporation
      Form 10-KSB for Fiscal Year Ended December 31, 2004
		Filed June 6, 2005
		Form 10-QSB for Fiscal Quarters Ended March 31, 2005 and
June 30, 2005
		File No. 0-49849

Dear Mr. Shorey:

      We have reviewed your supplemental response letter dated
August
5, 2005 and your subsequent filings and have the following comments.
As noted in our comment letter dated July 20, 2005, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-KSB for the fiscal year ending December 31, 2004

Item 8.A.  Controls and Procedures, page 20
Evaluation of Disclosure Controls and Procedures, page 20

1. We note your responses to prior comments 1 and 2 of our July
20,
2005 letter. We are unclear as to the conclusions of the company`s
CEO and CFO regarding the effectiveness of disclosure controls and procedures as of the end of the fiscal year covered by the Form
10-
KSB. In your response letter, please provide the following information:

* a clear statement regarding the CEO`s and CFO`s conclusions about the effectiveness of the company`s disclosure controls and procedures as of the end of the fiscal year covered by the Form 10-KSB (the statement that "the effectiveness of the company`s disclosure controls and procedures in the future are adequate at this time and in the past" is insufficient);

* an explanation as to why they concluded in the original Form 10-KSB that the disclosure controls and procedures were not "adequately effective;"

* a clear statement as to whether any changes were implemented to the company`s disclosure controls and procedures or internal controls over financial reporting in response to the auditor`s beliefs that there were deficiencies (e.g., indicate when the "addition of an accounting professional" occurred and whether this was in response to the auditor`s reported deficiencies);

* an explanation to why the company never received a written description of the deficiencies identified by the auditor; and

* an explanation as to how the CEO and CFO can conclude that the disclosure controls and procedures were effective when they never received a written description of the deficiencies from the auditor.

Include this information in the amended Form 10-KSB that the company will file. Provide us with a draft version of the revised
Controls
and Procedures section for our review.

Note B - Spin-off and discontinued operations

2. We are still unclear on why you concluded that de-consolidation of
Arizona Aircraft Spares, Inc. (AASI) was appropriate for the year ended December 31, 2004. We note that AASI was a wholly owned subsidiary of the Company until its spin-off and in the spin-off you distributed 80% of AASI and retained 20%. To help us understand the transaction please provide us the following information:
a) The total number of shares distributed to
(1) the shareholders,
(2) the former senior management
 (3) the consultant.
b) The number of shares retained by the company after the distribution
c) Total number of shares distributed as a whole.
d) Total number of authorized shares of AASI.

We note that the majority of the shares have yet to be distributed, in this regard, please tell us whether the shares placed in escrow cannot be returned under any circumstances to Cell Wireless. In addition, tell us whether AASI was in operations after December
30,
2004 and who was responsible for AASI thereafter.


8-K/A filed on August 31, 2005

3. We have reviewed your filing containing the financial statements of the business acquired as required by Rule 3-05 of Reg. S-X. As a domestic filer using Form 10-KSB, you are required to include financial statements prepared in accordance with US GAAP and audited by an accountant registered with the PCAOB. Further, the auditor`s report should state that the audit was performed in accordance with the standards of the Public Company Accounting Oversight Board
(US).
Typically registrants incorporated in the US should use auditors licensed in the US. However, based upon our understanding of your specific facts and circumstances, namely that (i) all assets are located in Australia, (ii) all operations are conducted in Australia, and (iii) the books and records are maintained in Australia, we will not object if you select a non-US domiciled auditor. This auditor should be located in the same country as the majority of your assets, revenues and operations (e.g., Australia).

In determining whether to accept a report from a non-US auditor, we
expect the auditor to be subject to the same quality controls, including completion of filing reviewer procedures, as described in
Section IV.C  "Quality of Audits and Reconciliations to US GAAP"
of
The International Reporting and Disclosure Issues in the Division
of
Corporation Finance, found on our web site at http://www.sec.gov/divisions/corpfin/internatl/cfirdissues1104.htm
..
Accordingly, if you elect to use a non-US auditor, note that they must be registered with the PCAOB. They must also demonstrate sufficient knowledge and experience in applying US GAAP, US GAAS (now
PCAOB Standards), SEC financial reporting rules, and SEC independence requirements. In selecting an audit firm, you should be aware that an auditor practicing before the Commission for the first time is expected to demonstrate its knowledge and experience before its audit reports are included in filings made with us.

4. We note that the fiscal year-end for Cell Wireless is December
31
while 1Cellnet is June 30. If you elect to adopt December 31 as the year-end for the continuing entity, you are required to file a transition report on Form 10-K containing the audited financial statements of 1Cellnet from June 30, 2004 through December 31, 2004.
These financial statements must be prepared in US GAAP and be audited by an accountant registered with the PCAOB. See the requirements listed above if you elect to use a non-US domiciled auditor.

*    *    *    *


      Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Nasreen Mohammed, Staff Accountant, at (202) 551-3773 or Ivette Leon,
Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters.
Please contact Ted Yu, Staff Attorney, at (202) 551-3372 or me at
(202) 551-3810 with any other questions.

								Sincerely,


								Larry Spirgel
								Assistant Director
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Mr. David Shorey
Cell Wireless Corporation
October 5, 2005
Page 4



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE